Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

WEBCAST OF “NEW BARRICK” INVESTOR DAYS AVAILABLE 16 NOVEMBER 2018

Jersey, Channel Islands, 15 November 2018 – With reference to the recommended share-for-share merger of Randgold Resources Limited (“Randgold”) and Barrick Gold Corporation (“Barrick”), the two companies will be holding combined NEW BARRICK Investor Days for the investment communities in London, New York and Toronto, within the next week. Presentations will be made by Randgold and Barrick executives. A recording of the first of the Investor Days, due to be held in London on Friday 16 November 2018, will be available as a webcast, together with accompanying presentation materials, immediately following the event, on Randgold’s website at www.randgoldresources.com and Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion.

The webcasts are planned to be available at:

05:00 PST (USA/Canada) • 08:00 EST (USA/Canada) • 13:00 GMT (UK) • 14:00 CET • 15:00 CAT

ENQUIRIES:

Randgold
Kathy du Plessis Investor & Media Relations Telephone: +44 20 7557 7738 Email: randgold@dpapr.com

Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com